April 1, 2008

Chris White

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Gary Newberry, Staff Accountant

Re:

Klondike Star Mineral Corp.

Form 10-K for Fiscal Year Ended February 28, 2007

Filed May 30, 2007

Forms 10-Q for Fiscal Quarters Ended May 31, 2007, August 31, 2007 and November 30, 2007

Filed July 16, 2007, November 7, 2007 and January 22, 2008

File No. 0-30965

Dear Chris White:

I would like to respond to the comments in the letter dated February 14, 2008. As stated below, the Company is hopeful that most, if not all of the comments can be addressed and changes made in future filings.  Because the Company’s fiscal year ended February 29, 2008, and we are in the process of completing our annual report, we believe that the additions and changes offered below in response to the Commission’s comments, and which contain updated information regarding the Company’s projects, should be included in the current 10-K being prepared, instead of amending past filings. Since the 10-Q filed November 30, 2007, the Company has also completed a review and discontinued three Canadian properties as part of its strategic planning and priority setting for exploration investments.  If the Company were to amend prior filings, it might be required to provide current information which is materially different than that on the date of filing. We will, of course, work with the Commission to insure that all disclosures are both adequate and current.

SEC response/Klondike Star Mineral Corporation

Form 10-K for the Fiscal Year Ended February 28, 2007

Management Discussion and Analysis of Financial Condition and Results of Operation

(c)

Capital resources

1.        Your disclosure indicates your cash resources remain healthy. However, we note your financial statements are qualified as to your ability to continue as a going concern. Please refer to Regulation S-K, Item 303(a)-(b) and Financial Reporting Codification 607.02 for guidance on disclosures required as to how you plan to overcome the going concern uncertainty. In this regard, you must, at least provide disclosure of your viable plans and address your ability to generate sufficient cash to support your operations during the next twelve months.

Under Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, section (c) Capital resources would be amended as noted with ‘track-changes’.

(c)

Capital resources

The Company has no material commitments for capital expenditures as of February 28, 2007. Pursuant to its business plan, resources are targeted to corporate development priorities.

As a mineral exploration company and consistent with the business model for the junior mineral exploration sector as a whole, the Company relies primarily upon raising financing annually through private investments in public equities (i.e. common stock, warrants for the purchase of common stock). The qualification of the financial statements as to the Company’s ability to continue as a going concern reflects this reality. Junior mineral exploration companies by definition rarely earn revenues in excess of expenditures. Consistent with its mission to explore, develop and operate mines in a socially responsible manner in harmony with sustainable development, the Company’s long-term plan to overcome the ongoing uncertainty of operating with an ongoing concern involves bringing mineral properties into production.

At the end of the fiscal year, the cash resources of the Company remain healthy at $2,390,876, the second highest year-end position in four years. A minimum of $1,000,000 is needed to sustain the corporation for the next twelve months. Therefore, the Company can support its continued operation with available resources. The business plan for the upcoming year will be tailored to meet strategic objectives and the scope and scale of mineral exploration activity determined, in part, by the additional financing raised through the sale of private placement shares. Volatility in the Company’s share price may impact on the ability to raise additional funds through private placement stock or debt in one or more private placements in a timely manner. Nonetheless, the Company has a demonstrated track record of raising, and in the past, raised significant financing for mineral exploration, primarily with long-term investors, and Management has confidence in its ability to succeed based on the strengths, governance and performance of the Company and its mineral exploration prospects. Financing initiatives, primarily undertaken pursuant to Regulation S and Regulation D instruments, will be concentrated in markets already supporting the Company, including Europe and the Middle East. The Company also plans to enter the Canadian market for private investment and take advantage of federal and territorial mineral exploration

SEC response/Klondike Star Mineral Corporation

incentive programs during the course of the upcoming year. Finally, the Company is proceeding with plans to obtain development approvals and permitting for the proposed Indian River alluvial gold project in the Klondike region, Yukon, Canada.  Such a project, should it proceed, has the potential to generate cash flow and revenue for the Company.

2.

Your management discussion should address your critical accounting policies and the impact that any recently issued accounting standards may have on your financial statements. You can refer to Financial Reporting Codification 501.14 for guidance on disclosures regarding your critical accounting policies outside of your financial statements, and Staff Accounting Bulletin Topic 11:M for guidance on disclosures about the impact recently issued accounting standards will have on your financial statements.

Response:

A new, final section (g) Accounting policies and impact of new accounting standards on financial statements would be added under Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

(g) Accounting policies and impact of new accounting standards on financial statements

Significant accounting policies applied by the Company relate to mineral exploration and development costs and mineral properties. The policies are as follows:

Mineral Exploration and Development Costs

In accordance with generally accepted accounting principles in the United States of America, the Company expenses lease exploration costs as incurred.  As of February 28, 2007, the exploration costs expensed during the Company’s exploration stage have been approximately $11,226,000.  Significant property acquisition payments for active exploration properties are capitalized.  If no minable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned.  Expenditures to develop new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, are capitalized and amortized on a unit of production basis over proven and probable reserves.

Should a property be abandoned, its capitalized costs are charged to operations.  The Company charges to operations the allocable portion of capitalized costs attributable to properties sold.  Capitalized costs are allocated to properties sold based on the proportion of claims sold to the claims remaining within the project area.

Mineral Properties

Costs of acquiring mineral properties are capitalized by project area upon purchase of the associated claims.  Costs to maintain the mineral rights and leases are expensed as incurred.  When a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of ore reserves.

SEC response/Klondike Star Mineral Corporation

Mineral properties are periodically assessed for impairment of value and any diminution in value is charged to operations at the time of impairment.  Should a property be abandoned, its unamortized capitalized costs are charged to operations.  The Company charges to operations the allocable portion of capitalized costs attributable to properties sold.  Capitalized costs are allocated to properties abandoned or sold based on the proportion of claims abandoned or sold to the claims remaining within the project area.

During 2006, new accounting standards were issued by the Financial Accounting Standards Board that are not expected to have material effect or had no immediate material effect on the Company’s financial condition or results of operations. These include:

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Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (hereinafter “SFAS No. 159”) issued September 2006;

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Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (hereinafter “SFAS No. 157”) issued September 2006;

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Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140” issued March 2006;

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Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Standards No. 133 and 140” (hereinafter “SFAS No. 155”) issued February 2006;

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Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections,” (hereinafter “SFAS No. 154”) which replaces Accounting Principles Board Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements, An Amendment of APB Opinion No. 28” issued May 2005.

As of February 28, 2007, Management has not yet determined the effect adopting the following accounting standards would have on the Company’s financial condition or results of operation or disclosure requirements:

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Statement of Financial Accounting Standards No. 159. “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (hereinafter “SFAS No. 159”) issued February 2007;

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FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No 109” (hereinafter “FIN 48”) issued June 2006. No material impact on Company financial reporting is expected, and the potential impact, if any the adoption of FIN 48 will have on Company disclosure requirements is being evaluated.

Report of Registered Public Accounting Firm

3.

Please request your auditors to revise their report to address the statements of operations, stockholders’ equity and cash flows for the year ended February 28, 2005. See Rule 2.02(c), Rule 3.02 (a) and Rule 3.04 of Regulation S-X.

Response:

The Auditors have revised their report to reflect these requirements. A copy of the text of the revised report is enclosed as Appendix 1. The signed version provided on Auditor letterhead would be included in the revised Form 10-K filing.

SEC response/Klondike Star Mineral Corporation

Statement of Stockholders’ Equity

4.

We note that in the year ended February 28, 2004, you issued 2 million preferred shares and 3.8 million common shares at a value of $1.25 per share related to the acquisition of mineral properties. Additionally, we note that the value assigned is $29,749,800 in the statement of stockholders’ equity. However, 5.8 million shares at $1.25 per share totals $7,250,000. Please explain the difference to us.

Response:

The Statement of Stockholders Equity needs to be read in combination with the Notes to the Financial Statements. As at February 29, 2004, the following shares were issued for mineral rights: 3,800,000 common shares, plus 2,000,000 preferred shares convertible to common shares on a 10:1 basis equal to 20,000,000 common shares for a grand total of 23,800,000 common shares. When multiplied by $1.25 per share you get the total $29,750,000.

The 10:1 conversion factor has been reported under notes relating to Preferred Stock in the Notes to the Financial Statements. For example,

NOTE 6 – PREFERRED STOCK

The Company is authorized to issue 20,000,000 shares of $0.0001 par value preferred stock.  The Company previously issued 2,000,000 preferred stock convertible to 10 common shares of common stock, non-cumulative and non-dividend bearing.  The Company’s board of directors will determine the specific features of each additional issuance of preferred shares.  At February 28, 2007 and 2006, the Company had 2,000,000 shares of preferred convertible stock issued and outstanding.

Form 10-Q for the Period Ended November 30, 2007

Future financial condition

5.

You have disclosed material commitments for capital expenditures as of August 31, 2007. Revise this disclosure to quantify the dollar amount of the commitment and the anticipated source of funds needed to fulfill such commitment. Please refer to Regulation S-K Item 303(a) and (b) and the related instructions for guidance on disclosures under these circumstances.

Response:

This section for the Form 10-Q would be amended as noted in ‘track-changes’.

Future financial condition

Since 2003, the Company has raised capital successfully by way of private placements and management expects to have the resources necessary to maintain its exploration programs. The Company has forged strong relationships with financial professionals in order to provide

SEC response/Klondike Star Mineral Corporation

adequate capital investment for its projects with the goal of bringing new mining production on-stream in the future.

As of November 30, 2007, the Company has material commitments for capital expenditures in future years in support of the Oweinat project in the Arab Republic of Egypt acting through the wholly-owned subsidiary, Klondike Star Canada Inc. to the extent that Klondike Star Canada is not able to raise financing for this exploration project. The concession agreement requires the expenditure of a minimum of $1,186,086 on exploration operations and activities in a period of up to eighteen months.  Pursuant to Klondike Star’s 2008 business plan, resources are targeted to corporate development priorities.  Private placement initiatives currently in progress are expected to raise additional funds in a timely manner.

The business plan for developing the Indian River Gold Mine currently being prepared by the Company includes potential capital and cash flow requirements for 2008 and/or 2009.

Company policy is to expense mineral rights acquisitions and exploration activities to prove up resources and reserves as mineral exploration expenditures. Typically, the mineral exploration industry is cyclical, based upon the price of commodities and the demand for certain metals. The Company considers that it has entered this business at a time that is favorable within a long term commodity inflation cycle, and that it can sustain an enterprise in the field of mineral exploration and mining production.

Ongoing financing activities are targeted existing and new investor markets with specific private investment opportunities. During the quarter ended November 30, 2007, the February 1, 2007, a private placement memorandum (Regulation D) for the sale of common shares priced at the closing price (OTCBB) on the date of purchase was extended to October 31, 2007. A separate April 6, 2007, private placement memorandum (Regulation S) for sale of common shares priced at $2.25 to a major potential investor was cancelled. The May 29, 2007, private placement memorandum (Regulation S) for the sale of 4 million shares at $0.50 was extended to August 31st and fully subscribed. A June 3, 2007, private placement memorandum (Regulation S) was issued for the sale of 2 million shares at $0.50. The August 8, 2007, private placement memorandum (Regulation S) allows for the purchase of up to 3,000,000 units (a unit equals one common share and one warrant for the purchase of common shares at $1.50) at the 5 day volume averaged price preceding the date of purchase minus $0.10. Effective September 4, 2007, a private placement memorandum (Regulation S) to support Klondike Star Canada’s exploration investment in the Arab Republic of Egypt for up to 3,000,000 shares at the 5 day volume averaged price preceding the date of purchase minus $0.10, for total estimated proceeds between $3,000,000 and $3,750,000, was issued with the offering expiring on or before February 29, 2008.

Consolidated Statement of Stockholders’ Equity

6.

The Edgarized version of this statement is not legible as filed. Please file an amended Form 10-Q as appropriate.

Response:

The legibility of the statement would be addressed in a revised filing

SEC response/Klondike Star Mineral Corporation

Engineering Comments

General

7.

We note that your EDGAR filing does not include page numbers. Please ensure that you paginate all future filings.

Response:

Comment noted.

Footnote 1: Definitions of Exploration Stage

8.

The words “development” and “production” have very specific meanings under Industry Guide 7(a) (4), see www.sec.gov/about/forms/industryguides.pdf. The terms reference the “development stage” when companies are engaged in preparing reserves for production, and “production stage” when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any “reserves,” as defined by Guide 7, please remove the terms “develop,” “development” and production” throughout the document, and replace this terminology, as needed, with the terms “explore” or “exploration.” This includes the use of such terms in your financial statements. We refer you to Instruction 1 to paragraph (a), Industry Guide 7.

Response:

Comment noted, and additional care will be taken in future filings.

Klondike Star is categorized and disclosed as An Exploration Stage Company in the financial statements. No where in the Form 10-K to February 28, 2007 or in the Form 10-Q to November 30, 2007 is Klondike Star described as A Development Stage Company or as A Production Stage Company, with one exception in the 10-Q referencing Indian River as an early development-stage placer gold property which has been revised.

Below are changes that would be made to the Form 10-K and similar adjustments in Form 10-Q as appropriate.

Under Item 1. Business the sentences below will be revised as noted in ‘track-changes’.

As of February 28, 2007, Klondike Star Mineral Corporation is an established exploration company actively working on eight gold, base and precious metal properties, totaling approximately 463 km2 or 179 mi2 in the Yukon, located in the northwest corner of Canada. The Company is exploring extensive surface and subsurface mineralized zones on an about 370 km2 or 143 mi2 land position underlying the site of the world-renowned Klondike gold producing region.

SEC response/Klondike Star Mineral Corporation

Mineral exploration includes such activities as conventional prospecting, geological/geophysical surveys and research, … (etc.)

Since then, the Company has expanded systematically to a total of eight exploration projects: six gold prospects in the Klondike region of the Yukon and two gold, base and precious mineral properties in other parts of the Yukon.

Under Item 1A. Risk Factors, the sentences below would be amended as noted in ‘track-changes’ as follows:

Although the mineral properties acquired already have had substantial funds spent on research and exploration, including infrastructure such as roads, exploration camp facilities, core shack and test mill, the Company expects to incur significant additional exploration and communication expenses in connection with the business.

Mineral exploration and development involves a high degree of risk, and few properties which are explored are ultimately developed into producing mines. The Company’s properties are still in the  exploration stage and may never reach a development or production stage.

As a result, the Company expects to continue to make a significant investment in exploration, subject to the availability of working capital.

Health and safety for employees and contractors is a known risk factor for any mineral exploration business.

The Company may utilize third parties to assist in the exploration work, communications, management and financial consulting and other services.

Under Item 2. Properties, the following sentence would be amended as noted in ‘track-changes’.

The mineral rights are organized into eight discrete exploration projects in which the Company has an ownership interest or an exclusive option to explore, earn or purchase ownership.

Under Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, section (a) Overview, the following sentence would be revised as noted in ‘track-changes’.

Klondike Star Mineral Corporation is an established exploration company actively working on eight gold, base and precious metal major projects totaling 463 km2 or 179 mi2 in the Yukon, Canada. The Company is exploring extensive surface and subsurface mineralized zones on a 370 km2 or 143 mi2 land position underlying in the site of the world-renowned Klondike gold producing region, and 93 km2 or 36 mi2 of select high potential targets in other parts of the Yukon

SEC response/Klondike Star Mineral Corporation

In the filing in a chart under the Mineral Rights Indicators, this heading is used: “Exploration and development stage by project (Footnote 1)”. This would be amended to state: “Exploration stage by project (Footnote 1)”. Footnote 1 pertains to definitions of exploration stage and will be revised as noted below in ‘track changes’.

Footnote 1: Definitions of exploration stage

Where a project fits on the spectrum of exploration and development is in part a matter of judgment exercised by management:

Early stage exploration – grass roots prospecting, mapping, analysis of regional/site geology, trenching and chip sampling, staking of claims possibly with a few holes drilled with useful results;

Intermediate stage exploration – exploration continues including mini-bulk sampling, soil chemistry, geophysical surveys and analysis as appropriate with more holes drilled with useful results;

Advanced stage exploration – full-scale bulk sampling, mineral assessment establishes resource development potential, scoping or pre-feasibility study completed or nearing completion with positive results, environmental baseline research and assessment in progress, mineral resources are estimated;

Pre- development – bulk sampling and test mining, on-site testing of processing technology for throughput and mineral recovery; decision made to proceed with pre- or full feasibility study in progress or completed; scoping of environmental assessment and permitting completed and necessary steps initiated, economic evaluation of mineral resources to determine mineral reserves in progress or completed;

Development – mineral reserves estimated, environmental assessment completed, permits obtained, financing lined up, construction to begin in the next 6 – 12 months; or mine under construction through commissioning;

Production – operating mine with sales and revenue.

With respect to information presented on the Indian River Placer Project, the following sentence would be revised as noted in ‘track-changes’.

This proceeded alongside the preparation of business plan to determine the economic viability of the mineral deposit.

In the section entitled Future financial condition, the following statement would be revised as noted in ‘track-changes’.

The Company considers that it has entered this business at a time that is favorable within a long term commodity inflation cycle, and that it can sustain an enterprise in the field of mineral exploration.

In the 10-Q to November 30, 2007 filing, in addition to any text corresponding to the foregoing changes, the following sentences/headings would be amended as noted in ‘track-changes’:

Pre-development-stage projects:

The Indian River Placer Project is an advanced exploration/pre-development placer gold property.

SEC response/Klondike Star Mineral Corporation

The advanced-stage exploration Lone Star hard-rock gold property and the Indian River alluvial gold project are featured.

In the balance of the filings, the terms ‘develop’, ‘developing’, ‘development’ or ‘production’ are believed to be used in appropriate contexts, for instance, with respect to the company mission and goals, in illustrating project stages, in references to units of production, and changes in accounting policy if a property is ever brought into production.

Lone Star project

9.

Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

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A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

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A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

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A north arrow.

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An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

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A title of the map or drawing, and the date on which it was drawn.

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In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:

Samples of the maps that would be included in revised filings with any necessary refinements are provided at the bottom of Appendix 2. One is a regional map of Alaska/USA and Yukon/Canada that locates Klondike Star’s properties in the Klondike and elsewhere in the Yukon. The second map is of the Klondike properties.

10.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

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The location and means of access to the property, including the mode of transportation utilized to and from the property.

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Any conditions that must be met in order to obtain or retain title to the property.

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A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

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A description of any work completed on the property and its present condition.

SEC response/Klondike Star Mineral Corporation

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The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

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A description of equipment, infrastructure, and other facilities.

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The current state of exploration of the property.

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The total costs incurred to date and all planned future costs.

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The source of power and water than can be utilized at the property.

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If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Response:

For purposes of these old filings, the Lone Star Project (property) is considered a material property. The revised and/or future filings would address the matters illustrated in Appendix 2

11.

On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

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Disclose a brief geological justification for each of the exploration projects written in non-technical language.

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Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

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If there is a phased program planned, briefly outline all phases.

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If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

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Disclose how the exploration program will be funded.

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Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response:

Comment noted and suggestions will be taken into account in future Form 10-K and 10-Q filings as appropriate. As of November 30, 2007 the current year’s exploration programs were completed and analysis of results in progress. New or revised exploration plans are developed and reported annually based on that work. Exploration plans for each property will be included in the forthcoming Form 10-K filing for the year-ending February 29, 2008.

As noted in its filings, Klondike Star’s exploration programs are funded primarily by private investments in equity (restricted common shares issued under Regulation D and Regulation S).

The company’s exploration work is managed by Exploration Manager William D. Mann, B.Sc (geology) and M.Sc. (mineral exploration geology) who has worked in mineral exploration and mining industry since 1979, and Chief Geologist, Timothy Liverton, B.Sc (geology and geophysics), B.Sc. Honours (economic geology) and Ph.D who has worked in exploration and mining for over 42 years; and, undertaken by a team of qualified geologists, technical personnel and contractors.

SEC response/Klondike Star Mineral Corporation

12.

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Response:

A new section (e) Sampling method, preparation, analysis and security would be added under Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation of the Form 10-K.  The following sections would be re-numbered accordingly.

(e) Sampling method, preparation, analysis and security

Trench Rock Sampling

Samples taken from trenches consisted of chips cut along the walls of the trench.  Any loose material (soil) is removed from the face ahead of sampling by scraping or sweeping.  Chips are taken as continuously as possible across any interval to obtain a sample of from 1 to 2.5kg weight (one 30x50cm plastic bag). A numbered sample tag is placed in each bag, and the number written on the outside of the bag. An aluminum tag with the sample number is nailed into the bedrock at the beginning of each sample interval.  Sampling intervals vary from 1 to 5 meters, with shorter samples collected from areas of known mineralization.  5m samples are only collected as a reconnaissance approach, or from trenches with poor bedrock exposure.

Where quartz veins are encountered additional grab or selective samples may be taken from the vein itself in addition to a representative sample over the standard interval.  Sample intervals and results are presented in appendices to property assessment reports.

Diamond Drill Core Sampling

Core received at the core shack is first geotechnically logged, then photographed, then geologically logged.  The core is marked for sampling by the geologist in standard one meter lengths, or based on geological intervals. Half of the HQ or NQ diamond drill core is collected predominantly by sawing the core in half lengthwise.  A mechanical splitter is occasionally used, mainly for very hard core. Soft fault gouge is sampled with a spoon or putty knife.  Samples intervals are 1m or less, with rare exceptions, and the entire sample sealed in plastic sample bags ready for shipment without further preparation. A numbered sample tag is placed in each bag, and the number written on the outside of the bag. The remaining half core is returned to the core box and stored on racks near the core shack as a record for further study or evaluation.

Percussion Drill Sampling

Cuttings from rotary percussion drill holes are collected by geological staff in 20 litre buckets directly from the cyclone on the drill without splitting.  For instance, where initial hole

SEC response/Klondike Star Mineral Corporation

size is 8” during casing and 6” below casing, a considerable amount of material is obtained (2-4 buckets) from each sample interval of 5ft.  These cuttings are transported to the Eldorado core shack where they are split up to three times in a 2” Jones riffle splitter that had been equipped with a quick-dump hopper to allow even distribution of cuttings into the riffles. Wet samples are rinsed through the splitters with a garden hose, and the samples decanted from the buckets. Where required, a further final split is made using a 2cm riffle splitter.  Assay samples and assay tags are packed into plastic bags marked with the tag number.

Bulk sampling

A gravity test mill was constructed in 2004 near the company camp on Eldorado Creek, near 27 Pup. The plant was upgraded in 2005 and 2006. The basic mill equipment and process remained the same in 2006 as 2005, with minor upgrades and modifications to improve the crushing capacity and flow of material through the system. The mill operates under the supervision of a professional engineer.

Much of the gold present in bedrock on the property (and elsewhere in the Klondike) tends to be coarse and free-milling, making chip sample assays unreliable. The plant was built in order to test batches (mini bulk samples) of mineralized rock between one and ten tonnes. A Deister shake table is used for gravity concentration of the coarse gold as well as a heavy mineral fraction that is enriched in gold.

The plant consists of three stages of crushing, followed by ball mills which reduce the material to minus 20 mesh. This is fed to a Deister table for gravity separation. The table concentrate is cleaned up on a smaller, laboratory size Deister table, with gold and heavy mineral concentrates collected. Tailings are also collected for analysis, to evaluate gold recovery.

Following is a description of the procedures followed for the collection of these samples.

A site for bulk sampling is identified by one of the geologists. This may be an old trench that may have had values in the past, or a zone of interest where mineralization has been found. These zones may have been tested by grab samples or even chip sampling in the past. The purpose of the bulk sample is to get a realistic idea of mineralization, and to be able to compare that to ordinary field grab or chip samples. Over time a statistically significant database will be accumulated for detailed evaluation. For that reason, every time a bulk sample is taken, a corresponding set of chip samples is taken. In some localities up to four bulk samples are taken in one area, therefore four corresponding sets of chip samples are taken to reflect upon the relationship between bulk and conventional sampling.

When a sampling site is selected, the geologist and equipment operator foreman discuss the best access into the area in order to minimize environmental disturbance. Once access is established, the top one or two meters of the bulk sample area is stripped by an excavator (Hitachi 200 and 300 excavators). The bulk sample is then taken from this freshly exposed rock. Because of timing with other operations on site, the chip samples may be taken either before or after the bulk sample is collected. The bulk sample is taken with the excavator, and is therefore one bucket width wide (140-160cm, depending on the excavator). The operator foreman operates the excavator for each sample as this ensures consistency of sampling. The operator pulls his bucket evenly at a uniform depth (approximately 30 cm) along the chosen sample site. The geological

SEC response/Klondike Star Mineral Corporation

chip samples are taken at the same location at one meter lengths along the total interval, parallel to the excavator diggings.

The bulk sample area is mapped by a geologist and the samples taken are recorded on the maps. The chip sample numbers are recorded on the maps and an aluminium tag with the sample number is attached to the sample site with an eight inch spike. The bulk sample number is marked on the map and in situ with an aluminium tag on a survey picket. The sample sites are surveyed with a differential GPS. These field references make it possible for the geologist to go back and identify both the chip and bulk sample sites in the field with total accuracy. The chip samples assays are compared to the bulk sample assays in order to see the presence and/or magnitude of a “nugget” effect. By comparing these assays over a large number of samples, the information gleaned from this may help determine the reliability of various sampling and assay techniques, and will contribute valuable information which may be used to estimate true grades.

Test Plant Processing Procedure

The dump truck containing the bulk sample is backed up to the feed chute at the top of the mill, and very slowly tipped up. Very large rocks are broken up in the dump box with a sledge hammer before dumping. The material is slowly fed onto the feed apron, which leads onto a vibrating screen deck. Fine material flows directly into the ore bin, while coarser material passes through two stages of jaw crusher and one stage of rolls crusher. The crushed ore is approximately minus quarter inch, and is stored in an ore bin with about 5 tonnes capacity.

The crushed ore is shovelled by hand into plastic buckets on a scale, with 35 pounds the standard bucket weight. Buckets are counted in order to calculate the total sample weight for each mini bulk sample. The buckets are dumped into one of two ball mills, which measure 30 inches diameter by 60 inches long. The ball mills are unlined, which facilitates complete cleaning of the mills between samples. Fourteen buckets is the standard ball mill charge. The ball mills are charged with crushed ore and water, then sealed and spun for about one and one half hours. The mill is not a flow-through process, but works with measured batches of material. The mill is rotated a length of time adequate to grind the material to minus 20 mesh. The ground rock is discharged from the mill onto a 20 mesh screen, and then discharged onto a 4 foot by 8 foot Deister table via a screw feeder. Some coarse gold is recovered from the screen. After the final batch for each mini bulk sample the balls are removed from the mills, and everything is thoroughly cleaned to ensure total recovery of gold, as much of the coarse gold remains in the mill until this final stage of cleaning.

Water is added to the ground rock to achieve a consistent slurry, which is fed onto the

Deister shake table by a variable speed auger to ensure optimum flow. Gold and other heavy minerals are recovered from the long end of the table, while lighter material is washed off the short side. The heavies are captured in a series of stainless steel bins, while the tailings run through a trough that discharges into an old dump truck box set into the ground outside the mill. The process water overflows into a series of settling tanks, and then is recycled into the system.

When the dump box is full of tailings it is drained of water and the tailings are removed by Bobcat. These are hauled by dump truck to an exploration trench distal from the creeks at 27 Pup.

SEC response/Klondike Star Mineral Corporation

A small amount of water is discharged from the circuit when necessary due to high levels of suspended solids.

The heavy concentrates from the Deister table, which usually total between 5 and 10 kg, are reprocessed on a laboratory scale Deister table set up in a steel container. This separates a coarse gold concentrate, and reduces the heavy mineral concentrate to about one kg.

Samples are collected for the mill tailings, laboratory table tailings, and heavy mineral concentrates in addition to the coarse gold. The samples are analyzed by metallic sieve fire assay to identify coarse gold. Many of the samples are analyzed in duplicate to minimize and help evaluate the nugget effect. The weights of each product (except mill tailings) are measured so that the total gold content of the bulk sample can be calculated. Mill tailings weight is calculated by subtracting the weight of the other products. All weights are adjusted for moisture content, and reported as dry weight.

A number of standard operating procedures were developed and applied during the 2006 season. The process and the procedures are detailed in “Eldorado Creek Bulk Sample Mill, Standard Operating Procedures: Revision 1 – January 25, 2007, D.A. Nelson, P. Eng.”. These include for example:

• A photographic record of each sample site is taken at the time of collection.

• A daily operating log records all process activities for each day. The weight of each batch charged to the ball mills is recorded and as well as times for crushing, milling and gravity table operation.

• From the daily operating data, operating parameters for each sample are summarized.

• A finishing data log is kept for each sample. This includes identification of the tag numbers of concentrate and tailings samples that are sent out for laboratory assays. This form also records the precise weighing of the visible gold collected from the gravity separation tables.

A protocol was developed for each sample to ensure proper operating procedures are followed and to eliminate the possibility of contamination between bulk samples. The operator responsible for each step of the process initials that the steps had been carried out in accordance with standard operating procedures.

Soil Sampling

All soil samples taken at quartz exploration properties are conventional -80 mesh soils.  Samples are collected from a hole dug with a spade or soil auger, and several hundred grams of soil are placed in brown paper sample bags.  Soil is sampled from the B or B/C horizon with depth between 10 and 95cm.  Samples are taken with care to ensure minimal inclusion of organics and loess. A numbered sample tag is placed in each bag, and the number written on the outside of the bag.  A sample description is recorded at each station, including UTM location, depth, colour, texture etc, and the location is marked with flagging tape.

Samples are hung until dry at camp, then shipped via Kluane Freight to the Eco Tech preparatory facility in Whitehorse.  Samples are analysed using 28 element or 36 element ICP-MS method.

SEC response/Klondike Star Mineral Corporation

Sample Security and Chain of Custody

Samples are stored at the core shack at the Eldorado Creek camp, under the supervision of the geological staff.  Samples are packed into poly- weave sacks and sealed with nylon zip ties.  Drill hole samples are kept in separate batches for each hole. The samples are delivered by the geological staff to Kluane Freight lines in Dawson City, Yukon.  Kluane delivers the samples to Eco Tech Laboratory Ltd.’s preparation lab in Whitehorse, Yukon, Canada.

Rock Analysis

Rock samples are sorted and dried (if necessary). Rock samples are two stage crushed to minus 10 mesh, then split to achieve a 250 gram (approximate) sub sample.  The sub sample is pulverized in a ring & puck pulverizer to 95% - 140 mesh.  The sample is rolled to homogenize. Concentrates will be processed in our Conc sample prep area.

A 10 to 30g sample run in triplicates are fire assayed using appropriate fluxes.  Conc will be fused in a dedicated furnace to ensure no cross contamination. The resultant dore bead is parted and then digested with aqua regia and then analyzed on an AA instrument. Appropriate standards (Quality Control Components) accompany the samples on the data sheet.

Diamond Drill Core and Percussion Drill Cuttings Analysis

Samples are catalogued and dried.  Rock samples are two stage crushed to minus 10 mesh, then split to achieve a 250 gram (approximate) sub sample.  The sample is pulverized to 95% -140 mesh.  The sample is weighed, then rolled and homogenized and screened at 140 mesh.

The –140 mesh fraction is homogenized and 2 samples are fire assayed for Au.  The +140 mesh material is assayed entirely. The resultant fire assay bead is digested with acid and after parting is analyzed on a Perkin Elmer atomic absorption machine using air-acetylene flame to .03 grams/t detection limit.

The entire set of samples is redone if the quality control standard is outside 2 standard deviations or if the blank is greater than .015 g/t.

The values are calculated back to the original sample weight providing a net gold value as well as 2 -140 values and a single +140 mesh value.

Results are collated by computer and are printed along with accompanying quality control data (repeats and standards).  Results are printed on a laser printer and are faxed and or mailed to the company.

Soil Geochemical Analysis

Samples are catalogued and dried.  Soil samples are screened to obtain a -80 mesh sample.  Samples unable to produce adequate -80 mesh material are screened at a coarser fraction. These samples are flagged with the relevant mesh.

SEC response/Klondike Star Mineral Corporation

A 0.5 gram sample is digested with 3ml of a 3:1:2 (HCl:HN03:H20) which contains beryllium which acts as an internal standard for 90 minutes in a water bath at 95°C. The sample is then diluted to 10ml with water. The sample is analyzed on a Jarrell Ash ICP unit. A 30g sample is digested with aqua regia and analyzed by ICP-MS for gold.

Results are collated by computer and are printed along with accompanying quality control data (repeats and standards). Results are printed on a laser printer and are faxed and/or mailed to the client.

Ultra Project

13.

We note you describe sample ranges and maximum values as you describe your 2007 sample analysis. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

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Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

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Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

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Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

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Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

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Eliminate statements containing grade and/or sample-width ranges.

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Aggregate sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

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Generally, use tables to improve readability of sample and drilling data.

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Soil samples may be disclosed as a weighted average value over an area.

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Refrain from reporting single soil sample values.

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Convert all ppb quantities to ppm quantities for disclosure.

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Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Response:

Comments noted and will be addressed in future filings. Pursuant to these comments some edits to the information reported on the Ultra Project and others could be made to the previous filing(s) as appropriate and submitted to the SEC. Ultra is one of the projects that has been discontinued since the 10-Q to November 30, 2007 filing.

SEC response/Klondike Star Mineral Corporation

Finally, the Management of Klondike Star Mineral Corporation (the “Company”) acknowledges that:

-

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Hans Boge, P.Eng.

President

SEC response/Klondike Star Mineral Corporation

Appendix 1

Revised Auditor Report covering 2007, 2006 and 2005

Board of Directors

Klondike Star Mineral Corp.

Whitehorse, Yukon

Canada Y1A 7A2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of Klondike Star Mineral Corp. as of February 28, 2007, 2006 and 2005, and the related statement of operations, stockholders’ equity and cash flows for the years then ended and for the period from December 8, 2003 to February 28, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Klondike Star Mineral Corp. at February 28, 2007, 2006 and 2005 and the results of its operations, stockholders’ equity, and cash flows for the years then ended and for the period from December 8, 2003 to February 28, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in note 2 to the financial statements, the Company has recorded significant losses from operations and has insufficient revenues to support operational cash flows which together raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/   Williams & Webster, P.S.

Certified Public Accountants

Spokane, Washington

May 25, 2007

SEC response/Klondike Star Mineral Corporation

Appendix 2

Edits to mineral exploration descriptions

10-Q to November 30, 2007

Note: The text below includes only those sections that would be edited from the original filings and additional new material that could be included.

Under the terms of SEC Guide 7, the Lone Star Project is considered by the company to be a material project.

LONE STAR PROJECT

The property is situated in the Tintina Gold Belt which spans Alaska and the Yukon and includes producing mines and major deposits. The Lone Star Project is located 20 km (12.4 mi) from Dawson City and is accessible by car or truck on summer-maintained, graded gravel roads linking to the Klondike Highway.

Klondike Star holds 55% right, title and undivided interest in the quartz mining claims with the option to earn a 65% interest by completing a bankable feasibility study and a 75% interest by providing directly or indirectly, financing to commence commercial production. To retain ongoing rights to the property under Yukon law, the company is required to pay cash or apply exploration expenditures that can be credited for a period of five years at CDN $100 per claim per year for Quartz mining claims. Minor payments are also made annually for claims that are classified as crown grants.

Exploration history

The following is an abridged history of the Lone Star Project.

The Lone Star prospect was first staked in 1897, when the Corthay vein was explored by shaft sinking and drifting. The larger, more disseminated mineralization of the Boulder Lode was developed subsequent to 1909 by the Lone Star Company, who mined the opencut and connected it to a 225m adit by means of two ore passes. An amalgamation 4-head stamp mill with Wilfley table was built on Victoria Gulch and a gravity tramway connected this to the mine. By 1914 some 7650 tons of rock had been mined and milled (calculated to represent approximately a head grade of 0.202 oz/ton). Engineering problems and the First World War led to closure. By 1931 the reorganized company had driven a new adit in more stable ground and opened up further underground exposures, but production did not resume. It is obvious that conventional chip sampling of surface and underground rock exposures has been repeatedly unable to duplicate the grades of gold obtained during the early milling. This is not to suggest any ‘salting’, rather the sporadic nature of gold grains in the ore, the ‘nugget effect’. The first attempt at grade estimation was by the government (MacLean, 1914). Re-sampling by Farrell in 1935 encountered similar problems, and, a combined surface underground sampling program by the Yukon Consolidated Gold Corp in 1946-7 also lead to uncertain estimates. The probable underestimation of ore grade in small-sized samples has likely been a major factor in the property having lain dormant until 1960.

SEC response/Klondike Star Mineral Corporation

In 1960 Klondike Lode Gold Mines acquired the property and carried out two years of prospecting for extensions of the mineralization by bulldozing five contour trenches of

20,000 ft. total, and sluicing samples of approximately 3 ft3 volume. Colluvial gold was found in the 7 Pup-O’Neil area on the Bonanza side of the ridge alongside the Lone Star, and between Gay Gulch and Oro Grande Gulch. This work lead to the discovery of several possible sources in what is now called the Buckland zone.

The Pioneer Zone was originally staked in 1899. The property was explored by shaft and hand trenches until a second surge of lode gold interest in the area in 1908-11. A 150 m adit was driven on the Pioneer claim between Nov/03 and Oct/10. In 1912 a shaft 23 m deep with a 3 m crosscut at the bottom was sunk on the Helena claim.

Archer Cathro and Associates Ltd. re-evaluated the Lone Star for Dawson Eldorado Gold Explorations Ltd. between 1979 and 1983. A resistivity survey and geological mapping were performed. Mortensen proposed a model for the Boulder Lode to contain a part of the gold in vertical quartz ‘stringers’ that are discordant to the attitude of the dominant foliation of the host schist, the lode and disseminated mineralization being in the hinge zone of a second-generation fold.

The 1985 work focussed on regional exploration and the geology of the Lone Star and Violet properties. It was concluded that the known placer deposits in this area were derived mostly from the known hard-rock mineralization, a conclusion that has been supported by later research on placer gold composition and morphology. Three types of quartz vein are recognized over the Klondike district: lenticular conformable quartz that is ubiquitous throughout the Klondike Schist and is typically barren of gold; veins that are discordant to foliation in the schist and which typically carry pyrite and very occasionally galena, chalcopyrite or tetrahedrite in their selvedges: these are auriferous. Large  barite-bearing veins have fairly planar geometry. These can carry sulphides and sulphosalts and display erratic gold grades, such as the Violet vein.  Well defined gold anomalies were obtained from around the Lone Star, Eldorado Dome and Buckland areas.

Arbor Resources Inc. optioned the Klondike property in 1986 and continued exploration of both the large claim block and the Lone Star Crown grants. At Lone Star twelve diamond drill holes were completed to penetrate beneath the Boulder Lode opencut and to test soil geochemistry or I.P. chargeability/resistivity anomalies. DDHs 3 and 11 proved the most promising, with many intersections of >0.05 oz/t and some smaller intervals (2.5 ft.) up to 0.345 oz/t. Also 23 rotary drill holes were completed during the ‘86-’87 winter, mostly between Oro Grande and Gay Gulch. Several 5-10 ft. zones of 0.013-0.23 oz/t were intersected. The interpretation made of Lone Star mineralization was of two shallow NNE-dipping Au-bearing zones that project beneath the Boulder opencut. At French Gulch, near the junction with Eldorado, 10 diamond drill holes were used to investigate I.P. and V.L.F.E.M. anomalies close to zones of quartz veins exposed in placer workings. Five zones of from 1.5 to 8 ft. (0.46-2.4m) thickness were intersected giving gold grades of 0.01-0.20 oz/t, each in quartz veins. Seven holes were drilled along Eldorado Creek between Golden Gulch and Little Eldorado Gulch to test shear zones indicated by geophysics and five holes were abandoned due to ‘broken ground’.

SEC response/Klondike Star Mineral Corporation

In 1987 prospecting of the outlying areas continued with geological mapping of Eldorado Creek and the Lone Star ridge. Work on the Buckland Zone by diamond drilling obtained a 6.7m interval of 0.133 oz/t . 37 rotary holes were drilled in the upper part of 27 Pup and towards Gay-Gulch, in the O’Neil-Lone Star-Victoria area. Numerous significant gold assays were obtained, particularly in the Gay Gulch- Oro Grande area . Soil geochemistry detected an extensive Au anomaly between Oro Grande and Gay Gulch. On the Lone Star ridge holes 87R- 47 and 48 returned significant intersections (the SE projection of the Boulder zone). VLFEM geophysical surveys returned anomalies of interest.

The 1988 program extended the Lone Star grid to the SE. Ground geophysics (I.P. and magnetic) over the larger claim block and Lone Star grids was employed. . Trenching on the east side of Eldorado, from 27 Pup to the spur south of Gay Gulch produced some significant assays. In the Lone Star area new trenches 88LS2, 88LS3, 88LS4, 88-17, and 88-36 yielded gold assays varying from 0.013 oz/t / 10m through 0.332 / 1m to 2.132 / 0.15m. Chip and bulk sampling were performed at the Lone Star zone (Boulder Lode) and two mineralized zones were recognized: to the SW of the opencut, “zone LS3-a” is 11m wide and interpreted to strike northwesterly and dip 50°NE and at the mouth of the opencut “zone LS3-b” is the historical lode and is separated from LS3-a by 19m of barren schist. This report interprets the mineralized zones as being shear structures. Assays from four channel samples across LS3a averaged 0.155 oz/t/ 11m. Upon re-assay a value of 0.046 oz/t was obtained and once the ‘screen metallics’ assay was added the grade was raised to 0.139 oz/t. This data is used to infer a considerable contribution of free gold to the grade. An estimate of the overall grades is given as 0.03-0.055 oz/t for the softer clay-altered part of the lode (much of the opencut) and 0.224 oz/t for the siliceous part.

Arbor Resources 1990 work carried out further I.P. surveys in seven localities (Lone Star, 7 Pup, McKay-O’Neil, Eldorado between Skookum and Gay Gulches, Eldorado north of Irish Gulch and French Gulch). The geophysical report on the Lone Star grid detected a response and correlation was noted between chargeability highs, resistivity lows and the mineralized zones. 40 trenches were excavated and 45 reverse circulation rotary holes drilled, numbers 8-24 in the Lone Star area, each of which obtained some economic-grade intervals.

In 1992 Kennecott optioned the Lone Star property. The Lone Star mineralization was extended out to 250m WNW of the Boulder opencut by 11 percussion and 9 reverse circulation drill holes. With the additional drill data the mineralized intervals no longer appear to be just one shallow-dipping horizon at the Boulder lode.

The 1993 program was preceded by preparation of heavy mineral concentrates from cuttings of drill hole 92LS14. Assays of concentrates produced slightly lower values than the original 1992 drill cutting assays and free gold was not found in mineral concentrates from that hole. The Kennecott report concluded that coarse free gold was not present and, on the basis of gold content in pyrite, that two generations of sulphides exist in the Lone Star rocks: i.e., that gold mineralization was impressed upon existing pyritic schists. The 1993 drilling was largely undertaken to test the gold soil anomaly downslope of the mine workings that Arbor Resources’ work defined and to investigate geophysical anomalies resulting from re-processing of earlier-obtained helicopter airborne data. Mineralization encountered in their drilling consisted of intersections of <10m of >1g/t (>0.029 oz/t) in Boulder Lode drillholes 93LS-1, 3, 4 , 7, 8 and 9 of 14 holes drilled here. In the Buckland zone holes 20-22 encountered 3 to 15m intersections of

SEC response/Klondike Star Mineral Corporation

>1g/t from 7 holes drilled in this area. 5 holes were also drilled in the Upper Eldorado area with poor results.

Kennecott’s 1994 program aimed at further evaluation of the entire property, especially the Buckland zone. Power-driven soil augers were used to obtain continuous sample lines spaced roughly at 1 kilometre intervals down the spurs from the ridge road to Eldorado Ck. and over the Lone Star area. Significant Au anomalies up to 500 ppm were obtained from the spurs between 27 Pup and Oro Grande and over the NW side of Gay gulch valley and, also perhaps more significantly for present day exploration, directly above O’Neil gulch. The anomalous region over the Nugget zone was trenched (94-02). Assays of 2.35g/t / 12.0m and 26.5g/t / 2.0m were obtained. In addition low in Gay Gulch, trench 90GG-06 was re-cut and sampled, yielding individual assays of 3.71g/t / 2m; 3.01g/t / 2m; 1.25g/t / 2m; and 1.17g/t / 2m in discordant pyritic quartz veins. Two deeper diamond holes were drilled at the Buckland zone. In addition to the work on the Lone Star - Buckland zones regional work was carried out over the rest of the claim block  in the search for intrusion related gold. The option on the property ended January 1995.

Work was continued on the property after Arbor Resources became Klondike Gold Corp. A study of the mineralogy and amenability to milling of bulk samples was performed by Newmont Exploration Ltd. as an evaluation of the property. Significant amounts of gold >100 mesh were found in their laboratory tests as well as their assays indicating considerably higher numbers than some of the original rotary drill cutting results. J.E. Tilsley and Associates carried out further surface sampling of the Lone Star during 1996 to investigate techniques to obtain representative assays. Again, considerable coarse gold was detected in their large-sized (≈30kg) samples. This size of sample, however, still did not give reproducable results.

The 1996 work consisted of new trenching plus re-sampling many of the exposures in the Lone Star, Pioneer, Parnell, Buckland, French Hill, Glacier and Oro Grande zones, together with a reinterpretation of the geology.

The 2004 exploration program was carried out by a joint venture between Klondike Gold Corporation and Klondike Star Mineral Corporation. This program concentrated on the main property: the Lone Star, Oro Grande and 27 Pup areas.. A gravity circuit mill was constructed on Eldorado Creek to process bulk samples and the first few samples (e.g., NUG from the Nugget zone) were run to test the equipment. Fieldwork consisted of surveying, detailed geological mapping and trail construction with trenching on the NW extension of the Lone Star mineralized zone, at Oro Grande and 27 Pup. New rock exposures were chip sampled and assayed. This work has been continued during 2005, together with the commencement of a major drilling program which has continued through the 2006 and 2007 seasons.

Equipment, infrastructure and other facilities

With respect to equipment, infrastructure, and other facilities:

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the custom engineered, Eldorado bulk sample test mill was first constructed in 2005 with improvements made in 2006 and is in excellent operating condition;

SEC response/Klondike Star Mineral Corporation

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the Eldorado exploration camp is in good condition. It consists of 12 installed trailer units including a kitchen and washroom units, and accessory hallways, stairs, porches and sheds;

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in addition, recently constructed facilities include a recreation/fitness building and a core shack that are in excellent condition;

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access roads to/from the Eldorado camp, core shack, test mill and drilling/trenching exploration zones are well maintained;

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various all-terrain vehicles, generators, 4x4 trucks and heavy equipment are in good working order.

Exploration expenditures

As the information is not available to Klondike Star, it is not possible to estimate how much was spent on the Lone Star property over the decades by previous operators, although the review of exploration history (above) clearly indicates that it would be significant.

For its part, excluding expenditures on the acquisition of mineral properties, the acquisition or installation/construction of the Eldorado exploration camp, telecommunications equipment, the Lone Star core shack, the design/construction of the Eldorado bulk sampling test mill, as well as the vehicle fleet, generators, and heavy equipment, the operation of the Eldorado test mill, full food and camp services including field administration and expediting, and applicable corporate finance, contracting, permitting, human resource management and administration, environmental monitoring, and the scoping study, Klondike Star has invested about $10 million exploring Lone Star since 2004.

Power and water for mine development

There are options for sources of power and water that can be utilized at the property in the event of large-scale mine development. Hydro-electric power could be accessed from existing transmission lines and major utility substation on the nearby Klondike Highway, the potential for wind power on the site is currently being assessed by the company, and on-site diesel generators could be employed. Yukon Energy, a Yukon government owned power utility (but regulated by a quasi-judicial public utilities board), owns a 66 kV transmission line that runs from the Mayo hydro plant to Dawson City. At present there is both surplus capacity and energy on this hydro system.  Yukon Energy is planning a 138 kV transmission line connection between Carmacks and Stewart Crossing to be completed in two phases. The first phase from Carmacks to Pelly Crossing is currently under construction, and the second phase from Pelly Crossing to Stewart Crossing will await further justification. This interconnection could result in the transfer of up to 15 MW between Stewart Crossing and Dawson City (the full capacity of the existing 66 kV line). Water is available from the Klondike or Yukon rivers.

Exploration results and professional analysis to date indicate that the Lone Star Project represents an extensive mineralized area with a large-tonnage, low-medium grade gold target augmented by higher grade zones that warrants an expanded exploration effort and intensive evaluation for potential mine feasibility. The Company is working towards a mineral resource assessment consistent with industry and international standards and best practices, however the project remains exploratory in nature as a mineral reserve has not yet been calculated.

SEC response/Klondike Star Mineral Corporation

INDIAN RIVER PLACER PROJECT

The Indian River Placer Project is an early development-stage placer gold property. It is located 40 km from Dawson City in the heart of the Klondike gold-producing region of the Yukon, Canada and accessed by 2 or 4 wheel vehicle on maintained seasonal roads.

Results from the drilling program have allowed the acceleration of technical efforts to delineate, model and assess the mineralized zone. Drill lines were completed at 1000 foot intervals with holes 100 feet apart along the drill lines spanning the complete width of the initial target zone. In July, the drilling program shifted to infill drilling of lines at 500 foot intervals to facilitate detailed mine planning and  increase confidence in the calculation of volumes of gravel targeted for processing, the volume of overburden to be removed, and the gold content and distribution.

Klondike Star holds 100% right, title and undivided interest in the 194 placer mining claims and 3 leases; and a 49% interest in an additional 29 placer claims that are subject to payments of CDN $7,875 in each of 2008, 2009 and 2010 (and with the option of purchasing the remaining 51% for CDN $5,500 per claim on a pro-rated basis). To retain ongoing rights to the property under Yukon law, the company is required to pay cash or apply exploration expenditures that can be credited for an unlimited at CDN $200 per claim per year.

With respect to sources of power and water to support mining operations, one-site diesel generation is the cost-effective alternative and water is available from nearby Montana Creek or the Indian River.

Currently, the property is without known reserves, and the proposed program is exploratory in nature.

Under the terms of SEC Guide 7, the Spice Project is not presently considered by the company to be a material project.

SPICE PROJECT

The Spice Project was an intermediate-stage gold exploration project that has moved to an exploratory diamond drilling phase. As of November 30, 2007, the Spice Project consisted of 52 mineral claims totaling 10.9 km2 (4.2 mi2). The property is located 28 km east of Ross River and 8 km south of the North Canol Road in the Watson Lake Mining District, Yukon, Canada. It has been accessed by helicopter from Ross River. The Spice Project falls within the Tintina Gold Belt that hosts numerous gold deposits, producing mines, notably the Fort Knox, Pogo and (former) Brewery Creek, as well as active exploration projects.

Under the terms of SEC Guide 7, the Spice Project is not presently considered by the company to be a material project.

ULTRA PROJECT

The property is located in southwest Yukon, 42 km (26.1 mi) northwest of Haines Junction, Yukon, Canada, only 140 km (87 mi) from a deepwater port. Ten kilometers (6.2 miles) west of

SEC response/Klondike Star Mineral Corporation

the Alaska Highway, it is accessible by 2 or 4 wheel truck on a rough gravel road. It is near the former nickel-platinum Wellgreen Mine. Ultra is also in the same geological zone as the zinc-copper-gold Windy Craggy deposit in northern British Columbia.

In February 2007, based on the 2006 exploration program, the Company announced the discovery of two volcanogenic massive sulphide zones including a major VMS horizon with economically interesting grades and widths. The massive sulphide grades  3.23% copper, 6.75% zinc, 17.8 ppm silver and 0.15 ppm gold over a 4 meter thickness. The second zone reported results of 11.54% copper, 1514 ppm zinc and 7.2 ppm silver over a three meter thickness.

Under the terms of SEC Guide 7, the Ultra Project is not presently considered by the company to be a material project.

BONANZA PROJECT

On May 19, 2006, Klondike Star acquired a controlling interest in 269 mineral claims in the Klondike region of the Yukon, Canada. Known as the Bonanza Project, the property has been expanded through the re-assignment of additional Company properties in adjacent areas bringing it to 400 mineral claims and 65.6 km2/25.3 mi2. It is located in the heart of the Klondike gold fields and proven gold producing ground, 10 km from Dawson City. The property is geologically similar to the Lone Star and Dominion properties, however no significant gold mineralization has been found on this property to date.  Placer gold recovered from Bear Creek and Last Chance Creek is thought to be derived at least partly from the area of the Bonanza project.

During the quarter ending August 31, 2007, the Company recovered and processed previously untested diamond drill core from 6 holes and commenced a soil sampling program. Plans are to conduct further geochemical surveys and geological mapping at the Bonanza project.

Under the terms of SEC Guide 7, the Ultra Project is not presently considered by the company to be a material project.

INDIAN RIVER CONGLOMERATE PROJECT

Under the terms of SEC Guide 7, the Indian River Conglomerate Project is not presently considered by the company to be a material project.

ELDORADO PLACER PROJECT

Under the terms of SEC Guide 7, the Eldorado Placer Project is not presently considered by the company to be a material project.

Exploration property maps

With respect to maps of Klondike Star’s properties, the proposal is to include a regional map locating all of them and a Klondike area specific map covering six of the properties, including the Lone Star Project.

SEC response/Klondike Star Mineral Corporation

Regional map of Alaska/Yukon and Tintina Gold Belt:

Klondike-area map of six exploration projects:

SEC response/Klondike Star Mineral Corporation

SEC response/Klondike Star Mineral Corporation